August 31, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:      Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

            Filed March 16, 2010

File No. 001-34392

Dear Mr. Mancuso:

This letter is submitted on behalf of Plug Power Inc. (the “Company,” “Plug Power,” “we,” “us,” or “our”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, (file No. 001-34392) as set forth in your letter dated August 4, 2010 addressed to Andrew Marsh (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

Cover Page

Comment No. 1

Tell us why the cover page of your periodic and current reports under Exchange Act section 13 refers in Commission file no. 0-27527, rather than the file number you use when electronically submitting your filings, 1-34392, and tell us how you will ensure you use the correct file number in the future.

Response to Comment No. 1

In June 2009, the Company adopted a shareholder rights plan.  At that time the Company registered on Form 8-A the preferred stock rights issuable under the plan and was issued a new file number, 1-34392.  The Company inadvertently failed to change the file number on the cover page of its subsequent periodic and current reports under the Exchange Act.  The Company has corrected this error and will use the file number 1-34392 in future filings.

Mr. Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2010

Item 1. Business, page 3

Raw Materials, page 9

Comment No. 2

Tell us why you have not filed the supply agreement with Ballard Power Systems as an exhibit to your annual report. See Item 601(b)(10)(ii)(B) of Regulation S-K. We note  your disclosure on pages 9 and 15 that the loss of this contract could have a material adverse impact on the company.

Response to Comment No. 2

The Company has not filed the supply agreement with Ballard Power Systems (“Ballard”) because the agreement is of the type that ordinarily accompanies the kind of business conducted by the Company and the Company’s business is not substantially dependent upon the agreement.

The Ballard supply agreement is a mutually exclusive arrangement for the supply of fuel cell stacks used in the Company’s GenDrive products.  The Company respectfully advises the Staff that it entered into a new supply agreement with Ballard in July 2010 that replaced the prior supply agreement, though the new agreement has essentially the same scope and terms as the agreement it replaced.  The Company does not believe its business is substantially dependent on the Ballard agreement because the Company has multiple alternate supply sources for fuel cell stacks.  The Company itself has developed and manufactured fuel cell stacks for some of its product lines over the past ten years and has the capability to do so again.  Additionally, there are a number of companies currently producing fuel cell stacks that the Company believes could and would supply the Company’s stack needs for its GenDrive product line.

Notwithstanding that the Company is not substantially dependent upon the Ballard agreement, the Company believes that the loss of the agreement could, depending on the circumstances, have a material adverse impact on the Company.  For example, if the Ballard agreement is lost and the Company manufactures the fuel cell stacks itself or purchases the stacks from an alternate supplier at a higher cost than it could have purchased the stacks from Ballard, the Company’s results of operations could be materially adversely affected.

Mr. Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2010

Item 10. Directors, Page 45

Comment No. 3

We note your disclosure on page 7 of the definitive proxy statement that you have incorporated by reference that the positions of chief executive officer and chairman of the board of directors are currently filled by different people. In future filings, please also include a discussion of why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. Refer to Regulation S-K Item 407(h).

Response to Comment No. 3

The Company acknowledges the Staff’s comment and will include in future filings, in accordance with Regulation S-K Item 407(h), a discussion of why the Company determined that its leadership structure is appropriate given its specific characteristics or circumstances.

Item 11. Executive Compensation, page 45

Comment No. 4

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response to Comment No. 4

In preparing the Proxy Statement for the Company’s 2010 Annual Meeting of Stockholders (the “Proxy Statement”), the Company considered the disclosure requirements set forth in Item 402(s) of Regulation S-K.  Based on this review, the Company concluded that the Company’s compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company and, therefore, that no disclosure was required.  This conclusion was based on the following considerations:

The Company’s incentive compensation programs include Annual Incentive Bonuses and Long-Term Equity Incentive Compensation as described on pages 21-25 of the Proxy Statement.

Mr. Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2010

As discussed in the Proxy Statement, the Company’s named executive officers are eligible to receive annual incentive bonuses based primarily upon their performance as measured against predetermined individual performance goals.  Each executive’s individual performance goals are directly correlated to some or all of the Company’s corporate milestones.  Generally these milestones fall into one or more of the following categories: (i) increase sales, (ii) meet product launch schedules, (iii) meet goals for number of units shipped, (iv) decrease product and fuel costs, and (v) decrease costs of business operations.  As a result, because the individual goals are tied directly to the corporate goals, the Company respectfully asserts that it is very unlikely that any individual could or would pursue achievement of an individual goal in a manner that would be adverse to the Company as a whole.

As discussed in the Proxy Statement, the Company has a Long Term Incentive Plan (“LTIP”) designed to increase shareholder value by encouraging Company employees to work diligently to further the Company’s long term goals.  Under the LTIP, a select group of critical employees received a one time grant of restricted stock units (RSUs) with restrictions that lapse over a three year period upon successful completion of weighted performance-based metrics.  Specifically, restrictions on 25% of RSUs are tied to the Company’s achievement of revenue targets, while the restrictions on 75% of RSUs are tied to the Company’s achievement of earnings before interest expense, taxes, depreciation, amortization and non-cash charges for equity compensation targets.  The Company believes that these performance measures provide appropriate incentives for management to achieve results that will increase shareholder value.

As discussed in the Proxy Statement, the Company also grants stock options and/or restricted stock units that vest over time, typically three years.  These restricted stock and stock option grants align the interests of management with those of the Company’s shareholders, making it unlikely that award recipients will pursue behaviors that create a material risk to the Company.

Based on the above, the Company does not believe its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

Item 12. Security Ownership of Certain Beneficial Owner..page 46

Comment No. 5

We note you have filed as an exhibit the Investor Rights Agreement with Smart Hydrogen, but it does not appear you have filed the joinder agreement to your Investor Rights agreement executed by OGK-3, as described in footnote 3 to the beneficial ownership table on page 38 of the definitive proxy statement that you have incorporated by reference to your Form 10-K. Please file this agreement or provide us your analysis as to why filing this agreement as an exhibit is not required.

Mr. Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2010

Response to Comment No. 5

The joinder agreement executed by OGK-3 is a one paragraph document that acts only to bind OGK-3 as a party to the Investor Rights Agreement.  It is analogous to a counterpart signature page and does not add or modify any of the terms of the Investor Rights Agreement.  The form of joinder agreement executed by OGK-3 is included as exhibit A to the Investor Rights Agreement filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated June 29, 2006.

Signatures. Page 48

Comment No. 6

It appears that you have not included the signature from the individual who is acting as your controller or principal accounting officer. If not please amend your form 10-K to include that signature. Otherwise, please tell us how you have complied with General Instruction D(2)(a) of Form 10-K.

Response to Comment No. 6

The Company’s Chief Financial Officer, Gerald A. Anderson acts as both the Company’s principal financial officer and principal accounting officer.  Mr. Anderson’s signature is included in the Form 10-K.  In future filings, the Company will add a parenthetical following Mr. Anderson’s signature to make clear that he acts in both capacities.

*************

As requested in the Comment Letter, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2010

If you should have any questions concerning this matter, please contact the undersigned at (518) 782-7700 x1449.

Very truly yours,

/s/    Gerald A. Anderson

Gerald A. Anderson

Chief Financial Officer

Cc:    Robert P. Whalen, Jr., Goodwin Procter LLP